SECURIT. 04004920 .ISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-51407 |

RECEIVED FEB 25 2004 WASH, D.C. PROCESSING

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY CITY CAPITAL BD LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 BATTERY STREET, STE 400
(No. and Street)

| SAN FRANCISCO | CA | 94111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDY Y. KOH — (415) 835-9351
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

| 555 California Street, Suite 1700 | San Francisco | CA | 94104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## ATH OR AFFIRMATION

I, KIRBY BARTLETT, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BAY CITY CAPITAL BD LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

Interim Chief Operating Officer

Title

Susan Small

Notary Public

SUSAN SMALL
Commission # 1340058
Notary Public - California
San Francisco County
My Comm. Expires Jan 17, 2006

his report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bay City Capital BD LLC

Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash | $ 687,096 |
| Fee and other receivables | 489 |
| Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $125,323 | 311,989 |
| Total assets | $ 999,574 |
| | |
| **Liabilities and members' equity** | |
| Distribution payable | $ 116,227 |
| Members' equity | 883,347 |
| Total liabilities and members' equity | $ 999,574 |

*See accompanying notes.*

State of California

County of San Francisco } ss.

Subscribed and sworn to (or affirmed) before me

this 4th (Date) day of February (Month), 2004 (Year) by

(1) Kirby Bartlett
Name of Signer(s)

(2) ______
Name of Signer(s)

SUSAN SMALL
Commission # 1340058
Notary Public - California
San Francisco County
My Comm. Expires Jan 17, 2006

Susan Small
Signature of Notary Public

**OPTIONAL**

*Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: SEC Annual Audit Form X-17A5

Document Date: Feb 4, 2004 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

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